FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to rule 13a – 16 or 15d – 16 of the Securities Exchange Act of 1934
for the month of October 2004

ALADDIN KNOWLEDGE SYSTEMS LTD.
(Translation of registrant’s name in English)

15 Beit Oved Street, Tel Aviv, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        On October 13, 2004, Aladdin Knowledge Systems Ltd. (the “Registrant”) announced that it had extended a partnership agreement with VeriSign, under which the eToken product would be offered directly from VeriSign as part of the new VeriSign Unified Authentication solution. A copy of the press release and picture are attached hereto as Exhibit 1.

        This Form 6-K is being incorporated by reference in all effective registration statements filed by the Registrant under the Securities Act of 1933.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aladdin Knowledge Systems Ltd. (Registrant) BY: /S/ Erez Rosen —————————————— Erez Rosen CFO

Date: October 14, 2004

EXHIBIT 1

Aladdin Knowledge Systems
PRESS RELEASE

Aladdin Press Contact: Matthew Zintel Zintel Public Relations matthew@zintelpr.com 310.574.8888	Aladdin Investor Contact: Mark Jones Global Consulting Group mjones@hfgcg.com 646.284.9414

FOR IMMEDIATE RELEASE

Aladdin Extends eToken OEM Partnership Agreement with VeriSign

Aladdin eToken to be offered directly from VeriSign as part of the new VeriSign Unified Authentication solution

CHICAGO, October 13, 2004, – Aladdin Knowledge Systems, Ltd. (NASDAQ: ALDN) today announced it has extended a partnership agreement with VeriSign that allows VeriSign to offer customers a two-factor Aladdin eToken USB one-time password (OTP) authentication device with the recently announced VeriSign United Authentication solution.

VeriSign Multipurpose USB Tokens
At the core of the VeriSign Unified Authentication solution are the VeriSign Multipurpose Next-generation Tokens (see photo) and the VeriSign USB Tokens.

The Multipurpose Next-generation Token can be used in unplugged mode as a clientless OTP, token, and in plugged mode, using PKI certificates, allowing it to be used as a USB Smart card device and providing the most secure authentication of digital signatures and data encryption. Both tokens are manufactured by Aladdin.

Using VeriSign Multipurpose Next-generation tokens, companies can reliably verify the identity of virtually any user or network, giving them more global control over their online environment and greater freedom to maximize commerce and collaboration opportunities.

VeriSign USB Tokens
The VeriSign USB Token, can store multiple user PKI credentials for strong authentication and other security-related tasks. It can be used at any workstation or device that has a USB port, providing greater portability and convenience. The USB Token can also be used as a smart card login device for SSO functionality.

At the heart of this OEM agreement is the fact that billions of dollars of sensitive transactions are protected by simple passwords, the weakest link in the security chain. Passwords can be cracked, hacked stolen or shared and the more complex it is, the greater the likelihood the password is written down, compromising security further. eMail Pishing and keylog strokers exacerbate these issues and threaten the trust that underlies electronic transactions. The combined eToken-VeriSign solution addresses these password vulnerabilities with strong, reliable two-factor authentication.

"Organizations have long recognized the need for strong forms of authentication for critical applications, and this awareness has only increased with the rise in malicious attacks, the growth of mobile computing and the added openness of most corporate networks. However, the cost of operating a strong authentication solution has been, to date, prohibitive for many to implement," said Judy Lin, executive vice president and general manager, VeriSign Security Services. "The tokens we have licensed from Aladdin are an important part of the VeriSign Unified Authentication solution, which provides a single, integrated, standards-based platform, allowing an organization to leverage investments in OTP, smartcards, PKI, and other authentication technologies."

"The Aladdin eToken and VeriSign Unified Authentication solution protects the economic promise of e-Business by eliminating the use of simple and/or static passwords," said Yanki Margalit, CEO of Aladdin Knowledge Systems. "We view VeriSign as a strategic player in this emerging security space and are very pleased they have chosen eToken."

About Aladdin eToken
Aladdin eToken provides cost-effective strong user authentication and password management solutions. It provides enhanced security and ensures safe information access; improved password and ID management; and secure mobility of digital credentials/certificates and keys.

About the size of an average house key, the award-winning Aladdin eToken is easy to use and highly portable, providing users with powerful authentication by requiring something they have, the tamper-proof eToken, and something they know, a PIN. It is used for secure network logon, secure VPN, Web Sign On, Simple Sign On, secure email, and numerous other applications. eToken is available in smart card and USB form factors featuring proximity capabilities and one-time password technology.

The Aladdin Token Management System (TMS) enables the deployment, provisioning and maintenance of security Tokens, Smartcards and ID Badges within an organization. In addition, TMS offers seamless, and reliable management for Enterprise security services combining both PKI and non-PKI systems. For more information, visit http://www.eAladdin.com/eToken.

About Aladdin Knowledge Systems
Aladdin (NASDAQ: ALDN) is a leader in digital security, providing solutions for software digital rights management and Internet security since 1985. Serving more than 30,000 customers worldwide, Aladdin products include: the USB-based eToken™ device for strong user authentication and e-commerce security; the eSafe® line of integrated content security solutions that protect networks against malicious, inappropriate and nonproductive Internet-borne content; and the HASP® family of hardware- and software-based products that flexibly protect, license and distribute software and intellectual property. Visit the Aladdin Web site at http://www.eAladdin.com.

The VeriSign Multipurpose Next-generation Token, pictured above, is offered as part of the new VeriSign Unified Authentication solution. VeriSign will also offer the VeriSign USB token, manufactured by Aladdin Knowledge Systems, Ltd. (NASDAQ: ALDN) as well.

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